Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration Statement No. 333-209572

May 26, 2016

PROSPECTUS SUPPLEMENT NO. 2

1,500,000 Preferred Shares

3,620,510 Ordinary Shares

This prospectus supplement amends the prospectus dated February 26, 2016 (as amended on April 19, 2016 and supplemented on May 11, 2016, the “Prospectus”) to allow the selling shareholders named in the Prospectus (the “Selling Shareholders”) to resell, from time to time, up to (i) 1,500,000 of our preferred shares (“Founder Preferred Shares”) and (ii) 3,620,510 of our ordinary shares (“Ordinary Shares” and together with the Founder Preferred Shares, the “Shares”). The Founder Preferred Shares covered by the Prospectus were issued by us to the Selling Shareholders in connection with our initial public offering and the Ordinary Shares covered by the Prospectus were issued by us on January 12, 2016 in settlement of the annual dividend amount payable to our founder entities pursuant to the terms of the Founder Preferred Shares, in each case, as more fully described in the Prospectus.

This prospectus supplement is being filed to include our Condensed Consolidated Interim Financial Information for the three months ended March 31, 2016 (unaudited), attached as Exhibit 99.2 to our Current Report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on May 26, 2016, which Exhibit 99.2 is set forth below. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

Our Ordinary Shares are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “NOMD.” The closing sale price on the NYSE for our Ordinary Shares on May 25, 2016 was $9.89 per share.

Investing in our securities involves risks. You should carefully consider the risks that we have described in “Risk Factors” beginning on page 9 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus, before investing in the Shares.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in the Prospectus, this prospectus supplement or any future prospectus supplement or amendment. Neither we nor the Selling Shareholders have authorized anyone to provide you with different information. The Selling Shareholders are not making an offer of their Shares in any state where such offer is not permitted.

The date of this Prospectus Supplement No. 2 is May 26, 2016.

Exhibit 99.2

Nomad Foods Limited

Condensed Consolidated Interim Financial Information (unaudited)

For the three months ended March 31, 2016

Nomad Foods Limited—Board of Directors

Martin E. Franklin	(Co-Chairman)
Noam Gottesman	(Co-Chairman)
Stéfan Descheemaeker	(Chief Executive Officer)
Paul Kenyon	(Chief Financial Officer)
Alun Cathcart	(Non-Executive Director, resigned on February 16, 2016)
John Coyle	(Non-Executive Director)
Jeremy Isaacs CBE	(Non-Executive Director, appointed on February 16, 2016)
James E. Lillie	(Non-Executive Director)
Lord Myners of Truro CBE	(Non-Executive Director and Lead Independent Director)
Victoria Parry	(Non-Executive Director, appointed on February 16, 2016)
Elio Leoni Sceti	(Non-Executive Director, resigned on February 16, 2016)
Brian Welch	(Non-Executive Director)

Nomad Foods Limited—Interim management report

General information

Nomad Foods Limited (the “Company” or “Nomad”) was incorporated in the British Virgin Islands on April 1, 2014. The address of Nomad’s registered office is Nemours Chambers, Road Town, Tortola, British Virgin Islands.

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birdseye, Iglo, and Findus.

Results for the three months ended March 31, 2016

The company’s financial results are discussed within the press release which accompanies these unaudited condensed consolidated interim financial statements.

Liquidity review

	For the three months ended
	March 31, 2016 €m	March 31, 2015 €m
Net cash from/(used in) operating activities	73.9	(0.2)
Net cash used in investing activities	(5.8)	(320.6)
Net cash used in financing activities	(16.6)	—
Net increase/ (decrease) in cash and cash equivalents	51.5	(320.8)
Cash and cash equivalents at end of period	234.9	126.8

Cash and cash equivalents net of overdrafts have increased to €234.9 million (March 31, 2015: €126.8 million) following cash generation for the quarter of €51.5 million (three months to March 31, 2015, cash used: €320.8 million). Net cash from operating activities was €73.9 million compared to net cash used in operating activities of €0.2 million in the three months to March 31, 2015. Cash used in investing activities was €5.8 million (three months to March 31, 2015: €320.6 million), relating entirely to capital expenditures (three months to March 31, 2015, entirely related to the purchase of portfolio investments). Net cash used in financing activities was €16.6 million (three months to March 31, 2015: €nil) primarily related to interest payable on external debt.

There were no changes to external debt arrangements during the period.

Recent developments since December 31, 2015

On March 31, 2016, the Company announced the decision to request negotiations with the relevant trade unions about a potential closure of the Company’s Bjuv factory and pea processing operations by the end of 2016. The factory produces a range of vegetable and meal products for the retail and food service markets in Sweden, Denmark and Finland and production will move to the Company’s Reken and Bremerhaven factories in Germany. The consolidation of operations is expected to create a more efficient supply chain. Due to the early stage of negotiations the Directors cannot currently determine a reliable estimate of the financial impact.

As part of the acquisition accounting for the Findus Group and Iglo Group in 2015, the Company inherited several contingent liabilities for which the seller has provided an indemnity. To the extent that the liability has been recognized in the balance sheet, an indemnification asset has also been recognized. In total €64.5 million of liabilities relating to the acquisition of Findus Group and €11.4 million of liabilities (net of corporate tax relief) relating to the acquisition of Iglo Group are provided for as at March 31, 2016.

The indemnification asset recognized relating to the acquisition of the Findus group is secured by shares held in escrow, so that the value of the assets are restricted to the value of these shares as at the balance sheet date. As at March 31, 2016, 6,964,417 shares were held in escrow for use against the associated liabilities and were valued at $9.01 (€7.88) each.

Since the number of shares in escrow are ring-fenced to indemnify the Company against future contingent liabilities, the Company have recognized a €12.6 million charge on the remeasurement of indemnification assets in the three month period to March 31, 2016 based on the 6,964,417 shares held in escrow.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Financial Position

As of March 31, 2016	Note	March 31, 2016 €m	December 31, 2015 €m
Non-current assets
Goodwill	9	1,688.3	1,676.8
Intangibles		1,728.6	1,729.6
Property, plant and equipment		308.7	318.2
Deferred tax assets		59.5	60.6

Total non-current assets		3,785.1	3,785.2

Current assets
Cash and cash equivalents		667.9	618.7
Inventories		284.6	319.6
Trade and other receivables		136.5	118.7
Indemnification assets	10	66.3	77.8
Capitalized borrowing costs		4.9	5.0
Derivative financial instruments	11	3.3	4.7

Total current assets		1,163.5	1,144.5

Total assets		4,948.6	4,929.7

Current liabilities
Bank overdrafts		433.0	432.6
Derivative financial instruments	11	5.2	1.4
Current tax payable		120.1	97.7
Trade and other payables		400.9	422.3
Provisions	12	83.8	86.7

Total current liabilities		1,043.0	1,040.7

Non-current liabilities
Loans and borrowings	11	1,469.1	1,491.1
Employee benefits	13	191.3	168.9
Trade and other payables		1.6	1.6
Deferred tax liabilities		333.3	339.3

Total non-current liabilities		1,995.3	2,000.9

Total liabilities		3,038.3	3,041.6

Net assets		1,910.3	1,888.1

Equity attributable to equity holders
Share capital		—	—
Capital reserve	15	1,800.5	1,762.4
Share based compensation reserve		0.3	0.1
Founder Preferred Shares Dividend reserve	16	493.4	531.5
Translation reserve		81.3	84.5
Cash flow hedging reserve		(0.8)	1.1
Accumulated deficit		(464.4)	(491.5)

Total equity		1,910.3	1,888.1

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Loss

For the three months ended March 31, 2016 and March 31, 2015

		For the three months ended
	Note	March 31, 2016 €m	March 31, 2015 €m

Revenue		547.1	—
Cost of sales		(379.6)	—

Gross profit		167.5	—

Other operating expenses		(80.0)	(0.2)
Charge related to Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount		—	(143.6)
Exceptional items	5	(23.1)	(0.6)

Operating profit/(loss)		64.4	(144.4)

Finance income	6	15.6	—
Finance costs	6	(21.3)	—

Net financing costs		(5.7)	—

Profit/(loss) before tax		58.7	(144.4)

Taxation	7	(16.5)	—

Profit/(loss) for the period attributable to Parent Company		42.2	(144.4)

Earnings per share
Basic and diluted earnings/(loss) per share	8	€0.23	(€2.89)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Comprehensive Income/(Loss)

For the three months ended March 31, 2016 and March 31, 2015

		For the three months ended
	Note	March 31, 2016 €m	March 31, 2015 €m

Profit/(loss) for the period		42.2	(144.4)

Other comprehensive income
Actuarial losses on defined benefit pension plans	13	(21.8)	—
Taxation credit on measurement of defined benefit pension plans		6.7	—

Items not reclassified to the Statement of Profit or Loss		(15.1)	—

Foreign currency gain		—	43.0
Loss on investment in foreign subsidiary, net of hedge		(3.2)	—
Effective portion of changes in fair value of cash flow hedges		(3.2)	—
Taxation credit relating to components of other comprehensive income		1.3	—

Items that may be subsequently reclassified to the Statement of Profit or Loss		(5.1)	43.0

Other comprehensive loss for the period, net of tax		(20.2)	43.0

Total comprehensive income/(loss) for the period attributable to owners of the Parent Company		22.0	(101.4)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statement of Changes in Equity

For the three months ended March 31, 2016

	Notes	Share capital €m	Capital reserve €m	Share based compensation reserve €m	Founder preferred shares dividend reserve €m	Translation reserve €m	Cash flow hedge reserve €m	Accumulated deficit €m	Total €m
Balance as of January 1, 2016		—	1,762.4	0.1	531.5	84.5	1.1	(491.5)	1,888.1
Profit for the period		—	—	—	—	—	—	42.2	42.2
Other comprehensive loss for the period		—	—	—	—	(3.2)	(1.9)	(15.1)	(20.2)

Total comprehensive (loss)/income for the period		—	—	—	—	(3.2)	(1.9)	27.1	22.0

Founder Preferred Shares Annual Dividend Amount	16	—	38.1	—	(38.1)	—	—	—	—
Share based payment charge	14	—	—	0.2	—	—	—	—	0.2

Total transactions with owners, recognized directly in equity		—	38.1	0.2	(38.1)	—	—	—	0.2

Balance as of March 31, 2016		—	1,800.5	0.3	493. 4	81.3	(0.8)	(464.4)	1,910.3

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statement of Changes in Equity

For the three months ended March 31, 2015

	Share capital €m	Capital reserve €m	Share based compensation reserve €m	Founder preferred shares dividend reserve €m	Translation reserve €m	Cash flow hedge reserve €m	Accumulated deficit €m	Total €m
Balance as of January 1, 2015	—	353.5	—	—	45.9	—	(23.1)	376.3
Profit for the period	—	—	—	—	—	—	(144.4)	(144.4)
Other comprehensive income for the period	—	—	—	—	43.0	—	—	43.0

Total comprehensive income/(loss) for the period	—	—	—	—	43.0	—	(144.4)	(101.4)

Total transactions with owners, recognized directly in equity	—	—	—	—	—	—	—	—

Balance as of March 31, 2015	—	353.5	—	—	88.9	—	(167.5)	274.9

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Cash Flows

For the three months ended March 31, 2016 and March 31, 2015

		For the three months ended
	Note	March 31, 2016 €m	March 31, 2015 €m
Cash flows from operating activities
Profit/(loss) for the period		42.2	(144.4)
Adjustments for:
Exceptional items	5	23.1	0.6
Non-cash charge related to Founder Preferred Shares Annual Dividend Amount		—	143.6
Share based payments expense		0.2	—
Depreciation and amortization charge		12.1	—
Finance costs		21.3	—
Finance income		(15.6)	—
Taxation		16.5	—

Operating cash flow before changes in working capital and provisions		99.8	(0.2)
Decrease in inventories		31.5	—
Increase in trade and other receivables		(20.4)	—
Decrease in trade and other payables		(18.1)	—
Decrease in employee benefits and other provisions		(1.3)	—

Cash generated from operations before tax and exceptional items		91.5	(0.2)
Cash flows relating to exceptional items		(16.5)	—
Tax paid		(1.1)	—

Net cash from/(used in) operating activities		73.9	(0.2)

Cash flows from investing activities:
Purchase of property, plant and equipment		(5.7)	—
Purchase of intangibles		(0.1)	—
Purchase of portfolio investments		—	(320.6)

Net cash used in investing activities		(5.8)	(320.6)

Cash flows from financing activities
Interest paid		(19.0)	—
Interest received		2.4	—

Net cash used in financing activities		(16.6)	—

Net increase/(decrease) in cash and cash equivalents		51.5	(320.8)

Cash and cash equivalents at beginning of period		186.1	402.2
Effect of exchange rate fluctuations		(2.7)	45.4

Cash and cash equivalents at end of period		234.9	126.8

Cash and cash equivalents comprise cash at bank of €667.9m less bank overdrafts of €433.0m (March 31, 2015: cash at bank of €126.8m, bank overdrafts €nil).

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1.	General information

Nomad Foods Limited (‘the Company’ or ‘Nomad’) is a company registered in the British Virgin Islands and domiciled for tax in the United Kingdom.

These unaudited condensed consolidated interim financial statements (‘interim financial statements’) as at and for the three months ended March 31, 2016 comprise the Company and its subsidiaries (together referred to as the ‘Nomad Group’).

Nomad Foods Limited (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birdseye, Iglo and Findus.

2.	Basis of preparation

These unaudited condensed consolidated interim financial statements for the three months ended March 31, 2016 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the IASB. They do not include all the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Nomad’s financial position and performance since the last annual consolidated financial statements. Therefore the unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the period ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB and as adopted by the European Union (“IFRS”).

These unaudited condensed consolidated interim financial statements were authorised for issue by the Company’s Board of Directors on May 23, 2016.

There are no new accounting standards which have a material impact on this financial information. The accounting policies used by management in preparing these condensed consolidated financial statements were the same as those that applied to the consolidated financial statements as at and for the nine month period ended December 31, 2015 except taxes on income which are accrued using the estimated underlying tax rate that is expected to apply for the period as adjusted for material non-underlying items arising in the interim periods.

The directors have a reasonable expectation that the company has adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis in preparing the quarterly financial statements. Further information regarding the Company’s business activities, together with the factors likely to affect its future development, performance and position, is set out in the Interim Management Review on pages 2 to 7.

3.	Accounting estimates

The preparation of financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing the condensed consolidated interim financial statements, the key sources of estimation uncertainty for the interim period ended March 31, 2016, which were the same as those that applied to the consolidated financial statements as at and for the nine month period ended December 31, 2015, were as follows:

3.1	Founder Preferred Shares

Nomad issued Founder Preferred Shares to both TOMS Acquisition I, LLC and Mariposa Acquisition II, LLC (collectively the ‘Founder Entities’) in connection with its initial public offering in April 2014. Holders of the Founder Preferred Shares are entitled to receive annual dividend amounts subject to certain performance conditions (the ‘Founder Preferred Shares Dividend Amount’). The instrument and its component parts were analysed under IFRS 2. For the three months ended March 31, 2015, Nomad classified the Founder Preferred Shares Annual Dividend Amount as a liability at fair value, calculated using a Monte Carlo simulation and any difference in fair value was recorded as an expense.

Upon completion of the acquisition of the Iglo Group on June 1, 2015, the Company intended that the Founder Preferred Shares Annual Dividend Amount would be equity settled. Accordingly, the Founder Preferred Shares Annual Dividend Amount as of June 1, 2015 of €531.5 million (the “Founder Preferred Shares Dividend reserve”) was classified as equity and no further revaluations will be required or recorded.

Should a Founder Preferred Share Annual Dividend Amount become due and payable, the market value of any dividend paid will be deducted from the Founder Preferred Shares Dividend reserve, with any excess deducted from the accumulated profit/(deficit) reserve within Equity.

3.2	Business Combinations

The Company is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in a business combination at their fair values, which involves estimates. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions.

3.3	Fair value of derivative financial instruments

Note 11 includes details of the fair value of the derivative instruments that the Company holds at each balance sheet period. Management has estimated the fair value of these instruments by using valuations based on discounted cash flow calculations.

3.4	Employee benefit obligation

A significant number of estimates are required to calculate the present value of the retirement benefit obligation at the period end. Note 13 contains details of material changes to assumptions since December 31, 2015. The calculations are performed by qualified actuaries.

3.5	Carrying value of goodwill and brands

Determining whether goodwill and brands are impaired requires an estimation of the value in use of the cash generating unit to which goodwill and brands have been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present value. A value in use calculation is carried out on an annual basis unless the Company identifies triggers that would indicate that the carrying value of these assets is impaired.

3.6	Discounts and trade marketing expense

Discounts given by the Company include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. Each customer has a unique agreement that is governed by a combination of observable and unobservable performance conditions.

At each quarter end date any discount incurred but not yet invoiced is estimated, based on historical trends and rebate contracts with customers, and accrued as ‘trade terms’.

Trade marketing expense is comprised of amounts paid to retailers for programs designed to promote Company products. The ultimate costs of these programs will depend upon retailer performance and is the subject of significant management estimates. The Company records as an expense, the estimated ultimate cost of the program in the period during which the program occurs and is based upon the programs offered, timing of those offers, estimated retailer performance based on history, management’s expense and current economic trends.

3.7	Income tax

Where tax exposures can be quantified, an accrual is made based on best estimates and management’s judgments. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to these accruals.

Income tax expense is recognised in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense in one interim period may have to be adjusted in a subsequent interim period of that financial year if the estimate of the annual income tax rate changes.

3.8	Share based payments

The Nomad Foods 2015 Long Term Incentive Plan, which incorporates the Non-Executive Restricted Stock Scheme falls within the provisions of IFRS 2 “Share Based Payments” and represent equity settled share based payments. A charge is taken to the Consolidated Statement of Profit or Loss for the difference between the fair value of the shares at grant date and the amount subscribed, spread over the vesting period.

Non-market vesting conditions are included in assumptions about the number of awards that are expected to vest. The total expense is recognized in the Consolidated Statement of Profit or Loss with a corresponding credit to equity over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of awards that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the Consolidated Statements of Profit or Loss, with a corresponding adjustment to equity.

If schemes fall outside the scope of IFRS 2, since they are not related to the price or value of equity instruments, but do fall within the scope of IAS 19 “Employee Benefits”, an annual charge is taken over the service period based on an estimate of the amount of future benefit employees will earn in return for their service.

At the end of each reporting period, the Company, in estimating its share based payment charge, assesses and revises its estimates of the number of interests that are expected to vest based on the non-market vesting conditions. Note 14 contains details of these assumptions and of the valuation model used.

No charge has yet been allocated to the Restricted Share Award element which has been offered to senior personnel as the Company is in the process of calculating the fair value of this award.

4.	Segment reporting

Following the acquisitions of the Iglo Group and Findus Group by Nomad, the Chief Operating Decision Marker (‘CODM’) of the company considers there to be one reporting and operating segment, being ‘Frozen Foods’ and is reflected in the segment presentation below for the periods presented.

Segment Adjusted EBITDA		For the three months ended
	Note	March 31, 2016 €m	March 31, 2015 €m

Adjusted EBITDA		99.6	(0.2)

Charge related to Founder Preferred Shares Annual Dividend Amount		—	(143.6)
Exceptional items	5	(23.1)	(0.6)
Depreciation and Amortization		(12.1)	—

Operating profit/(loss)		64.4	(144.4)

Net financing costs	6	(5.7)	—

Profit/(loss) before tax		58.7	(144.4)

No information on segment assets or liabilities is presented to the CODM. The Company’s performance is to a limited extent affected by seasonality; the directors believe the impact of seasonal fluctuations is not significant and as such have not presented 12 month financial information for the period ended March 31, 2016.

Geographical information

External revenue by geography	For the three months ended
	March 31, 2016 €m	March 31, 2015 €m

United Kingdom	124.0	—
Italy	104.6	—
Germany	78.1	—
France	47.9	—
Sweden	57.7	—
Norway	33.0	—
Rest of Europe	101.8	—

Total external revenue by geography	547.1	—

5.	Exceptional items

	For the three months ended
	March 31, 2016 €m	March 31, 2015 €m
Costs related to transactions	(1.0)	(0.6)
Net investigation of strategic opportunities and other costs	(3.8)	—
Integration costs	(4.2)	—
Costs related to previous owners’ long-term management incentive plans	(1.2)	—
Remeasurement of indemnification assets	(12.6)	—
Cisterna fire costs.	(0.3)	—

Total exceptional items	(23.1)	(0.6)

Costs related to transactions primarily relate to one-off compliance costs incurred as a result of listing on the US Stock Exchange.

Net investigation of strategic opportunities and other costs includes €3.5 million of costs associated with the implementation of the Nomad strategic vision across the Company as well as €0.3 million in relation to tax matters from previous accounting periods.

Following the acquisition of the Findus Group in 2015 the Company is currently integrating the business and costs of €4.2 million have been incurred in the period in relation to this project.

Remeasurement of the indemnification assets relates to the movement in value of shares held in escrow as part of the consideration on the acquisition of the Findus Group as discussed in note 10.

Cisterna fire costs relate to incremental operational costs resulting from a fire in August 2014. Insurance claims related to these costs are outstanding and are expected to be settled in 2016.

The tax impact of the exceptional items at March 31, 2016 amounts to €2.3 million (2015: €nil).

Included in the Condensed Consolidated Interim Statements of Cash Flows for the three months ended March 31, 2016 is €16.5m of cash outflows relating to exceptional items. This includes cash flows related to the above items in addition to the cash impact of the settlement of provisions brought forward from previous accounting periods.

6.	Finance income and costs

	For the three months ended
	March 31, 2016 €m	March 31, 2015 €m
Finance income
Interest income	2.4	—
Net foreign exchange arising on retranslation of financial assets and liabilities	13.2	—

Total finance income	15.6	—

Interest expense	(18.8)	—
Net pension interest costs	(1.0)	—
Amortisation of borrowing costs	(1.2)	—
Other finance costs	(0.3)	—

Total finance costs	(21.3)	—

Net finance costs	(5.7)	—

7.	Taxation

Income tax expense of €16.5 million for the three month period to March 31, 2016 (three month period to March 31, 2015: €nil) is accrued based on management’s estimate of the average annual effective income tax rate on profits excluding exceptional items, applied to the pre-tax income excluding exceptional items of the period. It also reflects the tax impact of exceptional items accounted for in the period.

The Company’s subsidiaries, which are subject to tax, operate in many different jurisdictions and, in some of these, certain tax matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve. Accruals for tax contingencies require management to make estimates and judgements with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. Where tax exposures can be quantified, a provision is made based on best estimates and management’s judgement. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to this provision.

Management believes that the Company’s tax position on all open matters, including those in current discussion with local tax authorities, is robust and that the Company is appropriately provided.

The Company became UK tax resident on January 12, 2016.

8.	Earnings per share

	Three months ended
	March 31, 2016	March 31, 2015
Basic earnings per share
Earnings/(loss) attributable to shareholders (€m)	€42.2	€(144.4)
Weighted average Ordinary Shares and Founder Preferred Shares	183,122,903	50,025,000
Basic earnings/(loss) per share	€0.23	€(2.89)

Diluted earnings per share
Earnings/(loss) attributable to shareholders (€m)	€42.2	€(144.4)
Diluted adjusted weighted average Ordinary Shares and Founder Preferred Shares	183,139,803	50,025,000
Diluted earnings/(loss) per share	€0.23	€(2.89)

Basic loss per share is calculated by dividing the profit attributable to the shareholders of the Company of €42.2 million (2015: loss of €144.4 million) by the weighted average number of Ordinary Shares of 181,622,903 (2015: 48,525,000) and Founder Preferred Shares of 1,500,000 (2015: 1,500,000).

For dilutive earnings per share, the number of shares has been adjusted by the dilutive impact of the Non Executive Restricted Stock Award.

Due to the losses arising for the three months to March 31, 2015, there were no dilutive potential shares for that period.

9.	Acquisitions

9.1	Iglo Acquisition

On June 1, 2015 the Company completed its acquisition of Iglo Foods Holdings Limited and its subsidiaries (the “Iglo Group”) for consideration of €1,420.8 million.

Identifiable assets acquired and liabilities assumed

The following table summarises the provisional recognised amounts of assets acquired and liabilities assumed at the date of acquisition (June 1, 2015) as included in the December 31, 2015 annual consolidated financial statements and the purchase price adjustments recorded in the three month period to March 31, 2016. The purchase price adjustments are not finalised as of the date of approving these condensed consolidated interim financial statements.

	December 31, 2015 €m	Adjustments €m	March 31, 2016 €m
Total identifiable net assets acquired	18.6	(10.7)	7.9

Consideration transferred	1,420.8	—	1,420.8
Indemnification assets	(10.2)	—	(10.2)

Net consideration transferred	1,410.6	—	1,410.6

Fair value of identifiable net assets	(18.6)	10.7	(7.9)

Goodwill	1,392.0	10.7	1,402.7

Fair values measured on a provisional basis

The company has accounted for the Iglo Acquisition using the purchase method as required by IFRS 3 “Business Combinations”. The fair values have been determined on a provisional basis and as such the purchase price allocation and fair values are provisional. The fair values and purchase price allocations will be finalised within one year of the acquisition date.

9.2	Findus Acquisition

On November 2, 2015 the Company completed its acquisition of Findus Sverige AB and its subsidiaries (the “Findus Group”) for consideration of approximately £500 million (€673.7 million), consisting of £415 million in cash and 8,378,380 ordinary shares of Nomad.

Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition (November 2, 2015) as included in the December 31, 2015 annual consolidated financial statements and the purchase price adjustments recorded in the three month period to March 31, 2016. The purchase price adjustments are not finalised as of the date of approving these condensed consolidated interim financial statements.

	December 31, 2015 €m	Adjustments €m	March 31, 2016 €m
Total identifiable net assets acquired	320.5	—	320.5

Consideration transferred	672.9	0.8	673.7
Indemnification assets	(67.6)	—	(67.6)

Net consideration transferred	605.3	0.8	606.1

Fair value of identifiable net assets	(320.5)	—	(320.5)

Goodwill	284.8	0.8	285.6

Fair values measured on a provisional basis

The company has accounted for the Findus Acquisition using the purchase method as required by IFRS 3 “Business Combinations”. The fair values have been determined on a provisional basis and as such the purchase price allocation and fair values are provisional. The fair values and purchase price allocations will be finalised within one year of the acquisition date.

10.	Indemnification assets

	Related to Iglo Acquisition €m	Related to Findus Acquisition €m	Total €m
At December 31, 2015	10.2	67.6	77.8
Reclassified from other debtors	1.2	—	1.2
Remeasurement loss	—	(12.6)	(12.6)
Translation	—	(0.1)	(0.1)

At March 31, 2016	11.4	54.9	66.3

As part of the acquisition accounting for the Findus and Iglo Groups in 2015, the Company inherited several contingent liabilities for which the seller has provided an indemnity. To the extent that the liability has been recognized in the balance sheet, an indemnification asset has also been recognized. In total €64.5 million of liabilities relating to the acquisition of Findus Group and €11.4 million of liabilities (net of corporate tax relief) relating to the acquisition of Iglo Group are provided for as at March 31, 2016.

The indemnification asset recognized relating to the acquisition of the Findus group is secured by shares held in escrow, so that the value of the assets are restricted to the value of these shares as at the balance sheet date. As at March 31, 2016, 6,964,417 shares were held in escrow for use against the associated liabilities and were valued at $9.01 (€7.88) each.

Since the number of shares in escrow are ring-fenced to indemnify the Company against future contingent liabilities, the Company have recognized a €12.6 million charge on the remeasurement of indemnification assets in the three month period to March 31, 2016 based on the 6,964,417 shares held in escrow.

11.	Financial Instruments

The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IAS 39 “Financial Instruments: Recognition & Measurement”.

	Cash and cash equivalents €m	Loans and receivables €m	Derivatives €m	Financial liabilities at amortized cost €m	Total €m
March 31, 2016
Assets
Measured at fair value
Derivative financial instruments	—	—	3.3	—	3.3
Not measured at fair value
Trade receivables	—	48.3	—	—	48.3
Cash and cash equivalents	667.9	—	—	—	667.9
Liabilities
Measured at fair value
Derivative financial instruments	—	—	(5.2)	—	(5.2)
Not measured at fair value
Bank overdraft	—	—	—	(433.0)	(433.0)
Trade payables	—	—	—	(62.0)	(62.0)
Loans and borrowings	—	—	—	(1,469.1)	(1,469.1)

Total	667.9	48.3	(1.9)	(1,964.1)	(1,249.8)

	Cash and cash equivalents €m	Loans and receivables €m	Derivatives €m	Financial liabilities at amortized cost €m	Total €m
December 31, 2015
Measured at fair value
Derivative financial instruments	—	—	4.7	—	4.7
Not measured at fair value
Trade receivables	—	70.1	—	—	70.1
Cash and cash equivalents	618.7	—	—	—	618.7
Liabilities
Measured at fair value
Derivative financial instruments	—	—	(1.4)	—	(1.4)
Not measured at fair value
Bank overdraft	—	—	—	(432.6)	(432.6)
Trade payables	—	—	—	(252.6)	(252.6)
Loans and borrowings	—	—	—	(1,491.1)	(1,491.1)

Total	618.7	70.1	3.3	(2,176.3)	(1,484.2)

The Company has not disclosed the fair value of trade receivables, trade payables, cash and cash equivalents and the bank overdraft because their carrying amounts are a reasonable approximation of fair value.

Derivative financial instruments

The financial instruments are not traded in an active market and so the fair value of these instruments is determined from the implied forward rate. The valuation technique utilized by the Company maximizes the use of observable market data where it is available. All significant inputs required to fair value the instrument are observable. The Company has classified its derivative financial instruments as level 2 instruments as defined in IFRS 13 ‘Fair value measurement’.

Derivative financial instruments are expected to be settled within 12 months.

Interest bearing loans and borrowings

The fair value of senior loans and senior secured notes is determined by reference to price quotations in the active market in which they are traded. They are classified as level 2 instruments.

	Fair value		Carrying value
	March 31, 2016 €m	December 31, 2015 €m	March 31, 2016 €m	December 31, 2015 €m
Senior loans	979.3	1,004.4	985.1	1,008.4
Less deferred borrowing costs	—	—	(11.6)	(12.6)

Net balance	979.3	1,004.4	973.5	995.8

2020 floating rate senior secured notes	495.1	501.9	500.0	500.0
Less deferred borrowing costs	—	—	(4.4)	(4.7)

Net balance	495.1	501.9	495.6	495.3

	1,474.4	1,506.3	1,469.1	1,491.1

12.	Provisions

	Restructuring €m	Provisions related to other taxes €m	Contingent consideration €m	Other €m	Total €m
Balance at January 1, 2016	21.0	31.8	17.4	16.5	86.7
Additional provision in the year	0.4	—	0.3	0.2	0.9
Adjustment to Iglo acquisition provision	—	2.5	—	0.3	2.8
Utilization of provision	(4.2)	(0.3)	—	(1.9)	(6.4)
Exchange	(0.2)	—	—	—	(0.2)

Balance at March 31, 2016	17.0	34.0	17.7	15.1	83.8

Restructuring

The €17.0 million provision relates to committed plans for certain operational restructuring activities which are due to be completed within the next 18 months. The amounts have been provided based on information available on the likely expenditure required to complete the committed plans.

Provisions relating to other taxes

The €34.0 million provision relates to other taxes due to tax authorities after tax investigations within certain operating subsidiaries within the Iglo Group.

Contingent consideration

The €0.3 million increase in contingent consideration relates to the unwinding of discounting on deferred consideration for Findus Group acquisitions. The largest of these is for the La Cocinera acquisition in Spain in April 2015 for which a charge of €0.2 million was recognised, increasing the provision to €8.3 million. The consideration payable is dependent on specific future events and performance conditions being met. The payment is deferred until April 2020 but must be paid earlier if certain decisions are made by the Company.

€0.1 million movement relates to the payment for the Frudesa brand acquired in Spain in 2011, which is payable in June 2016. This payment will be for a maximum of €8.0 million depending on financial performance for which €7.9 million is currently provided. Lastly, €1.5 million is provided for the payment for the Lutosa brand in Belgium acquired in 2014, which is payable in 2019, the movement on which was negligible.

Other

€6.6 million (2015: €6.7 million) relates to potential obligations under Italian law for three principal items: a legal case involving disputed overtime entitlement, obligations potentially payable to agents of the Company and a provision for the scrapping of freezer cabinets. €5.6 million corresponds to charges incurred by the Iglo Group relating to acquisitions from previous accounting periods and €2.9 million relates to professional fees in respect of the above mentioned tax investigations.

13.	Employee benefits

The Company operates defined benefit pension plans in Germany, Italy, Sweden and Austria as well as various contribution plans in other countries. The defined benefit pension plans are partially funded in Germany and Austria and unfunded in Sweden and Italy. In addition, an unfunded post-retirement medical plan is operated in Austria. In Germany and Italy long term service awards are in operation and various other countries provide other employee benefits. There were no changes in the nature of any schemes in the period to March 31, 2016.

€m
Balance as of January 1, 2016	168.9
Actuarial loss on pension scheme valuations	21.8
Service cost	1.0
Net interest expense	1.0
Contributions by employer	(1.0)
Foreign exchange differences on translation	(0.4)

Balance as of March 31, 2016	191.3

The principal assumptions applied for the valuation at March 31, 2016 were the same as those applied at December 31, 2015, except for the German plans which are the most significant in terms of plan assets and liabilities in the Company. The discount rate applied to the German defined benefits obligations decreased from 2.4% to 1.8%.

14.	Share based payments

At March 31, 2016 the Company had the following share-based payment arrangements.

Nomad Foods 2015 Long Term Incentive Plan (Equity Settled)

The Long Term Incentive Plan (“LTIP”) is discretionary and enables the Company’s Compensation Committee to make grants (“Awards”) in the form of rights over ordinary shares, to any Director or employee of the Company, although the current intention of the Committee is that Awards be granted only to Directors and senior management. The first Award of 6.5 million share options under this Scheme was granted on January 1, 2016. The Company is currently calculating the cost of the Awards based upon their fair value using the Black Scholes methodology.

Certain of the Non-Executive Directors are each eligible to an annual restricted stock grant issued under the 2015 LTIP equal to 8,695 ordinary shares per Non-Executive valued at the date of grant, December 7, 2015 and vesting over the period to the annual meeting date of shareholders to be held in June 2016. In relation to this a charge of €0.2 million was recognized in the Consolidated Statement of Profit or Loss for the three month period to March 31, 2016.

There have been no further grants of Non-Executive Restricted Stock Awards in the three months ended March 31, 2016.

15.	Capital reserve

	Shares		March, 31 2016	December 31, 2015
	March 31, 2016	December 31, 2015	€m	€m
Issued and fully paid:
Ordinary Shares	182,065,410	178,444,900	1,803.2	1,765.1
Founder Preferred Shares	1,500,000	1,500,000	10.6	10.6

			1,813.8	1,775.7

Cost of admission and issuance			(13.3)	(13.3)

Total capital reserve			1,800.5	1,762.4

Ordinary Shares

The Company issued 3,620,510 Ordinary Shares on January 12, 2016 as part of the Founder Preferred Shares dividend.

16.	Founder Preferred Shares Annual Dividend Amount

The Founder Preferred Shares Annual Dividend Amount is structured to provide a dividend based on the future appreciation of the market value of the Ordinary Shares, thus aligning the interests of the Founders with those of the investors on a long term basis. Commencing with 2015, the Founder Preferred Share Annual Dividend Amount becomes payable once the Company’s volume weighted average Ordinary Share price is above $11.50 for any 10 consecutive trading days in the Company’s financial year. The Founder Preferred Shares Annual Dividend Amount in the first year it is payable will be equal to 20% of the increase in the market price of our Ordinary Shares compared to the initial public offering price of $10.00 multiplied by 140,220,619 (the “Preferred Share Dividend Equivalent”).

The conditions of the Founder Preferred Shares Annual Dividend Amount for 2015 were met. On January 12, 2016, the Company’s Board of Directors approved a share dividend (the “Founder Preferred Share Dividend”) of an aggregate of 3,620,510 Ordinary Shares. The dividend price (“Dividend Price”) used to calculate the Annual Dividend Amount was $11.4824 (calculated based upon the volume weighted average price for the last ten trading days of 2015) and the Ordinary Shares underlying the Founder Preferred Share Dividend were issued on January 12, 2016.

Following the issuance of the Ordinary Shares underlying the Founder Preferred Share Dividend, the Company had 182,065,410 Ordinary Shares outstanding.

In future years, the Preferred Shares Annual Dividend amount will be calculated as 20% of the increase in market value of our Ordinary Shares compared to the highest price previously used in calculating the Founder Preferred Share Annual Dividend Amounts multiplied by the Preferred Share Dividend Equivalent. The Founder Preferred Shares Annual Dividend Amount is paid for so long as the Founder Preferred Shares remain outstanding. The Founder Preferred Shares automatically convert on the last day of the seventh full financial year following completion of the acquisition of the Iglo Group or upon a change of control, unless in the case of a change of control, the independent Directors determine otherwise.

The Preferred Share Dividend Equivalent is equal to the number of Ordinary Shares outstanding immediately following the Iglo Acquisition, but excluding the 13.7 million Ordinary Shares issued to the seller of the Iglo Group.

The amounts used for the purposes of calculating the Founder Preferred Shares Annual Dividend Amount and the relevant numbers of Ordinary Shares are subject to such adjustments for share splits, share dividends and certain other recapitalisation events as the Directors in their absolute discretion determine to be fair and reasonable in the event of a consolidation or sub-division of the Ordinary Shares in issue, as determined in accordance with Nomad’s Memorandum and Articles of Association.

Founder Preferred Shares Dividend Reserve €m
Balance as of January 1, 2016	531.5
Settlement of dividend through share issue	(38.1)

Balance as of March 31, 2016	493.4

17.	Contingent liabilities

The Iglo Group is currently in discussions with tax authorities and a third party in one of its markets regarding the treatment of the 2006 acquisition of the Iglo Group by the previous owners. The Company has an indemnity in respect of this tax issue. A related tax indemnification asset of €nil has been recognised as at March 31, 2016 (December 31, 2015: €nil.)

18.	Related parties

Mariposa Capital, LLC, an affiliate of Mr Franklin, and TOMS Capital LLC, an affiliate of Mr Gottesman, perform advisory services on behalf of the Company. The total fees and expenses incurred by them in the course of their duties for the three months ended March 31, 2016 and March 31, 2015 were €577,678 and €53,286 respectively.

Key management personnel comprise the Directors and executive Officers. The executive Officers continue to be remunerated for their services to the Company through their employment contracts. Non-executive Directors continue to receive fees for their services as board members and to certain committees and are settled through payroll. Director fees are payable quarterly in arrears. Total non-executive Director fees for the three months ended March 31, 2016 were $61,250 (€53,800). In addition, certain non-executive Directors received grants under the 2015 LTIP as discussed in note 14.